Exhibit 8.2

April 23, 2007

Boards of Directors
Abington Mutual Holding Company
Abington Community Bancorp, Inc.
Abington Bancorp, Inc.
Abington Savings Bank
180 Old York Road
Jenkintown, Pennsylvania 19046

Re:	Pennsylvania tax consequences of the Conversion and Reorganization of Abington Mutual Holding Company, Abington Community Bancorp, Inc. and Abington Savings Bank

Dear Board Members:

PRELIMINARY STATEMENT

          You have requested our opinion relating to certain Pennsylvania tax consequences of the conversion and reorganization of Abington Mutual Holding Company from a mutual holding company structure to a stock holding company structure, pursuant to the Plan of Conversion and Reorganization (the “Plan”) of Abington Mutual Holding Company, a Pennsylvania chartered mutual holding company (“Mutual Holding Company”), Abington Community Bancorp, Inc., a Pennsylvania chartered stock form mid-tier holding company (“Mid-Tier Holding Company”) and Abington Savings Bank, a Pennsylvania chartered stock form savings bank (“Abington Bank”), dated as of November 29, 2006.

          In preparing our Pennsylvania tax opinion, we relied, in part, upon factual descriptions provided in the Federal income tax opinion dated April 23, 2007 of Elias, Matz, Tiernan & Herrick L.L.P., (“federal tax opinion”) special tax counsel to Abington Mutual Holding Company, Abington Community Bancorp, Inc., Abington Bancorp, Inc. (“Holding Company”) and Abington Savings Bank., as well as the Certificate of Representation of Abington Mutual Holding Company, Abington Community Bancorp, Inc. Abington Bancorp, Inc. and Abington Savings Bank, dated March 14, 2007, and the Plan.

          Specifically, our tax opinion is a requirement of paragraph 22, “Tax Rulings or Opinions” of the “Plan of Conversion and Reorganization of Mutual Holding Company, Mid-Tier Holding Company and Abington Bank”.

FACTS

          On November 29, 2006, the Board of Directors of the Bank adopted the Plan to convert and reorganize Mutual Holding Company, Mid-Tier Holding Company and Abington Bank. For valid business reasons, the present corporate structure of the Mutual Holding Company and the Bank will be changed pursuant to the five mergers referred to as “Federal Merger I”, “Federal Merger II”, the “Mutual Holding Company Merger”, the “Mid-Tier Holding Company Merger”, and the “Bank Merger”, in such order as is necessary to consummate the Conversion and Reorganization.

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Board of Directors
April 23, 2007

          The Conversion and Reorganization will result in the elimination of Mutual Holding Company, the creation of a new stock form holding company which will own all of the outstanding shares of Abington Bank, the exchange of shares of common stock of Mid-Tier Holding Company by public shareholders for shares of the new stock form holding company, Holding Company, the issuance and sale of additional shares to depositors of Abington Bank and others in the offering. Upon completion of the Conversion and Reorganization, the newly formed Pennsylvania Corporation, Holding Company, will own all of the issued and outstanding shares of Abington Bank, while 100% of the issued and outstanding shares of the common stock of Holding Company will be publicly owned or owned by certain employee stock benefit plans of Abington Bank or Holding Company.

          As outlined in the federal tax opinion letter dated April 23, 2007, the Conversion and Reorganization will be accomplished through a series of substantially simultaneous and independent transactions as follows:

          (i)     The Mutual Holding Company and the Mid-Tier Holding Company will merge with and into a new federally chartered mutual holding company (which shall continue to be referred to as the “Mutual Holding Company”) and a new federally chartered mid-tier holding company (which shall continue to be referred to as the “Mid-Tier Holding Company”), respectively, pursuant to interim mergers.

          (ii)     The Mid-Tier Holding Company will convert from a federally chartered stock holding company into an interim federal stock savings association (which shall continue to be referred to as the “Mid-Tier Holding Company” and will merge with and into the Bank, with the Bank as the surviving corporation (the “Mid-Tier Holding Company Merger”), whereby the Mid-Tier Holding Company Common Stock which was previously held by the Public Shareholders and the Mutual Holding Company will be automatically converted into stock of the Bank upon completion of the Mid-Tier Holding Company Merger.

          (iii)     The Mutual Holding Company will convert from a mutual holding company to an interim federal stock savings association and will merge with and into the Bank, with the Bank being the surviving corporation (the “Mutual Holding Company Merger”) and the Depositors of the Bank as of certain specified dates set forth in the Plan will be granted interests in a liquidation account to be established by the Bank (referred to herein as the “Bank Liquidation Account”).

          (iv)     The Holding Company will issue one share of its common stock to the bank and momentarily become a wholly owned, first tier subsidiary of the Bank, which will become a new holding company.

          (v)     The Holding Company will form an interim Pennsylvania chartered savings bank (“Interim Savings Bank”) as a new wholly owned first tier subsidiary.

          (vi)     Immediately following the Mutual Holding Company Merger, Interim Savings Bank will merge with and into the Bank, with the Bank being the surviving entity (the “Bank Merger”). As a result of the Bank Merger, Bank Common Stock deemed held by the Public Shareholders as a result of the Mid-Tier Holding Company Merger will be converted into Holding Company common stock, par value $.01 per share (“Holding Company Common Stock”).

          (vii)     Simultaneously with the consummation of Bank Merger, the Holding Company will sell shares of Holding Company Common Stock, with priority subscription rights granted to certain

Board of Directors
April 23, 2007

Depositors of the Bank at specified dates and to tax qualified employee benefit plans, directors and employees of the Bank.

          The Bank Liquidation Account shall be maintained for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders, if any, who maintain their Deposit Accounts in the Bank after the Conversion and Reorganization. Pursuant to Section 15 of the Plan, the Bank Liquidation Account will be equal to the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company immediately prior to the Mid-Tier Holding Company Merger, multiplied by the Mid-Tier Holding Company’s total shareholders’ equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Conversion and Reorganization. The function of the liquidation account will be to preserve the rights of certain holders of Deposit Accounts in the Bank who maintain such accounts in the Bank following the Conversion and Reorganization to a priority to distributions in the unlikely event of a liquidation of the Bank subsequent to the Conversion and Reorganization.

          As a result of the Bank Merger, Bank Common Stock deemed held by the Public Shareholders as a result of the Mutual Holding Company Merger will be converted into Holding Company Common Stock based upon an exchange ratio which ensures that the Public Shareholders will own, in the aggregate, approximately the same percentage of the Holding Company Common Stock outstanding upon completion of the Conversion and Reorganization as the percentage of Mid-Tier Holding Company Common Stock owned by them in the aggregate immediately prior to the consummation of the Conversion and Reorganization exclusive of any shares of the Holding Company Common Stock purchased by Public Shareholders in the Conversion and receipt of cash in lieu of fractional shares. In addition, the shares of Interim Savings Bank will be converted into shares of Bank stock with the result that the Bank will become a wholly owned subsidiary of the Holding Company. The Bank will continue to carry on its business and activities as conducted immediately prior to the Conversion and Reorganization.

          The Bank has been filing returns and paying Mutual Thrift Institutions Tax under the Pennsylvania Tax Reform Code of 1971.

          The deemed transfer of tangible personal property by the mutual bank to the savings bank in connection with the Conversion will not be in the ordinary course of the Bank’s business.

          Any real property deemed to be transferred by the mutual bank to the savings bank in connection with the Conversion would not be subject to any liens.

LAW AND ANALYSIS

          The Federal income tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., outlines that the Conversion and Reorganization is “tax-free” under the Internal Revenue Code of 1986. The Conversion and Reorganization is exempt from taxation under a number of Internal Revenue Code sections including, but not limited to, § 368(a)(l)(F), § 368(a)(l)(A), § 368(b) and § 368(a)(2)(E). In general terms, a corporate conversion and reorganization is a tax-free transaction under federal law if the consideration for the acquisition consists primarily of stock or securities of the acquiring corporation or its parent.

          In general under 72 P.S. § 8501 et seq., Pennsylvania imposes an 11.5% tax on mutual thrift institutions, which includes every savings bank without capital stock incorporated by or under the statutes of the Commonwealth, every building and loan association, every savings and loan association

Board of Directors
April 23,2007

incorporated under the statutes of this Commonwealth, every Federal savings and loan association incorporated under the statutes of the United States and every savings institution having capital stock incorporated by or under the statutes of this Commonwealth or under the statutes of the United States and located within this Commonwealth. The starting point in determining taxable income is net income or loss on a separate company unconsolidated basis per generally accepted accounting principles and using cost accounting instead of equity accounting for investments in a subsidiary. Net income may be offset by net operating losses from prior years and may also be apportioned when filing in other states. There are also other items of adjustment, but are not pertinent to the matter at hand.

          Under generally accepted accounting principles, no gain or loss is recognized on a corporate conversion and reorganization, particularly one with no outside parties. As a result, there is no taxability of the transaction proposed in the Plan. The Bank, in its new form, will still be subject to the Mutual Thrift Institutions Tax.

          Pennsylvania imposes a corporate net income (“CNI”) tax on domestic and foreign corporations for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania. (72P.S.§ 7402, Act of March 4, 1971, P.L. 6). Certain entities are specifically excluded from the CNI tax including building and loan associations, banks, bank and trust companies, national banks, savings institutions, trust companies, insurance and surety companies and PAS corporations (72 P.S. § 7401(1)). To the extent the Mutual Holding Company, Mid-Tier Holding Company and Holding Company, Inc. have nexus with Pennsylvania, they will be subject to the CNI tax as they do not qualify for any of the exclusions. The computation of the CNI tax begins with federal taxable income before any net operating loss and special deductions, reported on federal form 1120 on a separate company basis. (72 P.S. § 7401(3)l(a) and 61 Pa. Code § 153.11(a)). External legal counsel has opined that for federal income tax purposes, no gain or loss will be recognized by Mutual Holding Company, Mid-Tier Holding Company and Holding Company in the proposed Conversion and Reorganization. No gain or loss will be recognized for Pennsylvania CNI purposes on the proposed Conversion and Reorganization.

          Because subscription rights will be granted at no cost to the recipients and provide the recipients with the right to only purchase shares of common stock at the same price to be paid by members of the general public in any Community Offering, there is no ascertainable value and, therefore, no Pennsylvania Personal Income Tax consequence to the granting of the subscription rights. Pennsylvania compensation could only be computed if there is a value to the subscription right when it is granted or if the subscription right allowed the grantee to purchase the common stock at a value below the price members of the general public would have to pay to purchase the same common stock. See 72 P.S.§§ 7301- 7303; 61 Pa. Code § 103.13.

          Pennsylvania imposes sales tax under 72 P.S.§§ 7201 - 7282. The basis for imposing this tax is rather broadly defined as a “sale at retail of tangible personal property” unless it is specifically exempted. A transaction such as the one proposed in the Conversion is not a sale of tangible personal property. As a result, there should not be any sales tax imposed on the transaction. It could be argued, however, that all assets are being transferred from the mutual bank to the savings bank, and the transfer constitutes a sale. There are no specific exemptions in the statutes or regulations regarding mergers, consolidations, and acquisitions. However, a Pennsylvania court has held that transfers of property to a surviving corporation pursuant to a merger are not taxable, because the transfer is not voluntary, but an operation of law. (National Dairy Products Corp. v. Secretary of Revenue, 16D C2d 390, 72 Dauphin. 112, June 30, 1958)

Board of Directors
April 23, 2007

          Also, the transfer of assets would be exempt under Pennsylvania’s Occasional Sales Tax Exemption [72 PS.§ 7204(1), Reg.§ 31.3(2) Reg.§ 32.4(a)(2)(iii)]. Isolated transactions are not subject to sales or use tax. Isolated sales are defined as infrequent sales of a nonrecurring nature made by a person not engaged in the business of selling tangible personal property. The sale of an entire business by the owner thereof is exempt from sales tax except that the value of any motor vehicle constituting part of such sale shall not be exempt.

          Finally, Pennsylvania also imposes a Realty Transfer Tax under 72 P.S.§§ 8101-C - 8113-C. The tax is a stamp tax assessed on the value of any interest in real estate transferred by deed. As in the discussion of the sales tax, we do not believe the transaction is a sale of real estate, although the real estate will be transferred from the mutual bank to the savings bank. Pennsylvania Regulation §91.193 states that a document that merely confirms that an interest in real estate passed by operation of law to a new or surviving corporation under a statutory merger or consolidation is excluded from tax, unless the primary intent of the merger or consolidation is to avoid the tax. There is also an exclusion for a transfer for no or nominal actual consideration which corrects or confirms a transfer previously recorded. There is a Commonwealth Court case, Exton Plaza Associates v. Commonwealth of PA, No. 51 F.R. 1998 November 17, 2000;, 763 A.2d 521, where it was determined that when a deed does not effect the transfer of a beneficial interest to someone other than the grantor, it is most analogous to the exclusion for a correctional or confirmatory deed that does not change the beneficial interest in the property, and therefore, is not subject to the realty transfer tax.

OPINION

          Based upon our review of the agreements and documents mentioned herein, additional representations and information provided and the Federal income tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., it is our opinion that:

1)	To the extent the Conversion and Reorganization, as more fully described in the Plan of Conversion and Reorganization and Federal income tax opinion, qualifies as “tax-free” under the Internal Revenue Code of 1986, then the transaction contained in the Conversion and Reorganization will not result in any additional income tax liabilities under the Pennsylvania Mutual Thrift Institutions Tax. Additionally, carryovers of net operating losses will be afforded to the extent allowed under the federal “tax-free” provisions of conversions for separate companies.

2)	To the extent the Conversion and Reorganization, as more fully described in the Plan of Conversion and Reorganization and Federal income tax opinion, qualifies as “tax-free” under the Internal Revenue Code of 1986, then the transaction contained in the Conversion and Reorganization will not result in any additional income tax liabilities under the Pennsylvania CNI tax.

3)	The issuance of non transferable subscription rights with no ascertainable value to the recipients will not result in any Pennsylvania Personal Income Tax consequence to the recipients as long as there is no ascertainable value assigned to the rights.

4)	The deemed transfer of substantially all of the Bank’s assets and liabilities under the Conversion and Reorganization will not result in any Pennsylvania Sales and Use Tax liability. We believe that this is not considered a sale for this purpose and is further

Board of Directors
April 23, 2007

supported by the National Dairy Products Corp court case. If the transaction would be considered a sale, it would be exempt as an isolated sale.

5)	A transfer of property from a corporate conversion and reorganization is not subject to the Pennsylvania Realty Transfer Tax. The papers filed with Pennsylvania regarding the merger are not documents presented for recording within the meaning of the Realty Transfer Tax Act.

          Since this letter is provided in advance of the closing of the Conversion and Reorganization, we have assumed that the transactions described in the Company’s Registration Statement on Form S-1 and the Bank’s Plan of Conversion and Reorganization will be consummated. Any change to the Conversion and Reorganization could cause us to modify the opinions expressed herein.

          In providing our opinion, we have considered the provisions of Pennsylvania tax law, regulations, rulings and court cases as well as the interplay of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, withdrawn, temporary and final) promulgated hereunder, judicial decisions and Internal Revenue Service rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion expressed herein, if challenged, will be accepted by the Commonwealth of Pennsylvania. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

          In issuing our opinion, we have assumed that the Conversion and Reorganization has been duly and validly authorized and has been approved and adopted by the Board of Directors of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Conversion and Reorganization, and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion and Reorganization under the Federal income tax laws.

          We are furnishing this opinion in connection with the transactions contemplated by this plan.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Plan of Conversion and Reorganization.

Very truly yours,

BEARD MILLER COMPANY LLP Certified Public Accountants